UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 23 )*

National Property Investors III, LP
(Name of Issuer)
Limited Partnership Units
(Title of Class of Securities)
None
(CUSIP Number)
John Bezzant
Senior Vice President
Apartment Investment and Management Company
4582 South Ulster Street Parkway, Suite 1100
Denver, Colorado 80237
(303) 757-8101
with a copy to:
Jonathan L. Friedman, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
300 South Grand Avenue, Suite 3400
Los Angeles, California 90071
(213) 687-5396
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)
February 11, 2011
(Date of Event Which Requires Filing of this Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.
*    The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	Not Applicable

1	NAME OF REPORTING PERSON: AIMCO PROPERTIES, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1275721

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,000 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	Not Applicable

1	NAME OF REPORTING PERSON: AIMCO-GP, INC. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,000 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable

1	NAME OF REPORTING PERSON: APARTMENT INVESTMENT AND MANAGEMENT COMPANY I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 84-1259577

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Maryland

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		1,000 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

1,000 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,000 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

100%

14	TYPE OF REPORTING PERSON

CO

CUSIP No.	Not Applicable

1	NAME OF REPORTING PERSON: AIMCO IPLP, L.P. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

0 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

PN

CUSIP No.	Not Applicable

1	NAME OF REPORTING PERSON: AIMCO/IPT, INC. I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY):

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

Not Applicable

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e):

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0 Units

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON

WITH	10	SHARED DISPOSITIVE POWER

0 Units

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0 Units

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0%

14	TYPE OF REPORTING PERSON

CO

Introductory Note
     This Amendment No. 23 (this “Amendment No. 23”) is filed with respect to the issuer, National Property Investors III, LP, a Delaware limited partnership, successor by merger to National Property Investors III, a California limited partnership (the “Partnership”), by AIMCO Properties, L.P. (“AIMCO Properties”), AIMCO-GP, Inc. (“AIMCO GP”), Apartment Investment and Management Company (“AIMCO”), AIMCO IPLP, L.P. (“AIMCO IPLP”) and AIMCO/IPT, INC. (“AIMCO/IPT” and, together with AIMCO Properties, AIMCO GP, AIMCO and AIMCO IPLP, the “Reporting Persons”). This Amendment No. 23 amends and supplements the statement on Schedule 13D, as amended and supplemented to date (the “Schedule 13D”), previously filed with the Securities and Exchange Commission with respect to the Partnership by the Reporting Persons or certain of their affiliates.
     The Schedule 13D is amended to make the following changes to Items 4 and 5:
Item 4. Purpose of Transaction
     Item 4 is hereby supplemented by the addition of the following information:
Amendment to Partnership Agreement
     On October 8, 2010, NPI Equity Investments, Inc., a Florida corporation and the managing general partner (the “Managing General Partner”) of National Property Investors III, a California limited partnership (the “California Partnership”), approved an amendment (the “First Amendment”) to the partnership agreement of the California Partnership, dated as of February 1, 1979, as amended and restated July 1, 1979 and as further amended to date (the “Partnership Agreement”). On February 11, 2011, a majority in interest of the limited partners of the California Partnership approved the First Amendment, and the First Amendment was effected. The First Amendment eliminated the prohibition on transactions between the California Partnership, on the one hand, and one or more of its general partners and their affiliates, on the other.
Merger Agreement
     Following the effectiveness of the First Amendment, on February 11, 2011, the California Partnership entered into an Agreement and Plan of Merger (the “Merger Agreement”) with National Property Investors III, LP, a Delaware limited partnership (the “Delaware Partnership”) AIMCO Properties and AIMCO NPI III Merger Sub LLC, a Delaware limited liability company of which AIMCO Properties is the sole member (the “Merger Subsidiary”). The Merger Agreement provides for (i) the merger of the California Partnership with and into the Partnership, with the Partnership as the surviving entity (the “First Merger”), and (ii) after the First Merger, the merger of the Merger Subsidiary with and into the Partnership, with the Partnership as the surviving entity (the “Second Merger”).
     First Merger
     Completion of the First Merger was subject to approval by a majority in interest of the limited partnership interests of the California Partnership. Immediately prior to consummation of the First Merger, AIMCO Properties and its affiliates owned 37,419 of the 48,039 issued and outstanding units of limited partnership interest in the California Partnership (or approximately 77.89% of the number of units outstanding). 21,380 units of limited partnership interest in the California Partnership owned by AIMCO IPLP, an affiliate of the Managing General Partner and of AIMCO Properties, are subject to a voting restriction, which requires such units to be voted in proportion to the votes cast with respect to units of limited partnership interest in the California Partnership not subject to this restriction.
     On February 11, 2011, AIMCO Properties and its affiliates took action by written consent to approve the Merger Agreement and the transactions contemplated thereby, including the First Merger and the Second Amendment (as defined below). AIMCO Properties and its affiliates (other than AIMCO IPLP) voted all of their units of limited partnership interest in the California Partnership not subject to the voting restriction described above (16,039 units of limited partnership interest in the California Partnership, or approximately 33.39% of the number of units outstanding) in favor of the Merger Agreement and the transactions contemplated thereby, including the First Merger and the Second Amendment. In accordance with the voting restrictions, AIMCO IPLP voted 12,862 units of limited partnership interest in favor of the Merger Agreement and the transactions contemplated thereby, including the First Merger and the Second Amendment. As a result, the Merger Agreement and the transactions contemplated thereby, including the First Merger and the Second Amendment, were approved by a total of 28,901 units of limited partnership interest in the California Partnership, or approximately 60.16% of the number of units outstanding.
     In the First Merger, each unit of limited partnership interest in the California Partnership was converted into an identical unit of limited partnership interest in the Delaware Partnership, and each general partnership interest in the California Partnership held by a general partner was converted into an equivalent general partnership interest in the Delaware Partnership. All interests in the Delaware Partnership outstanding immediately prior to the First Merger were cancelled in the First Merger. The voting and other rights of the limited partners provided for in the Partnership Agreement were not changed as a result of the First Merger.
     Upon completion of the First Merger, the certificate of limited partnership of the Delaware Partnership (the “Certificate of Limited Partnership”) became the certificate of limited partnership of the first surviving entity.
     In connection with the First Merger, the partnership agreement of the California Partnership, as amended by the First Amendment, was adopted as the partnership agreement of the surviving entity, as modified by the Second Amendment to the Partnership Agreement, dated as of February 11, 2011 by and among the Managing General Partner and the each of the limited partners of the California Partnership (the “Second Amendment”). Pursuant to the Second Amendment: (i) references in the Partnership Agreement to the California Uniform Limited Partnership Act were amended to refer to the Delaware Revised Uniform Limited Partnership Act; (ii) a description of the First Merger was added; and (iii) the name of the partnership was changed to “National Property Investors III, LP.”
     Second Merger
     Completion of the Second Merger was subject to approval by a majority in interest of the limited partnership interests of the Delaware Partnership. Immediately prior to the consummation of the Second Merger, AIMCO Properties and its affiliates owned 37,419 of the 48,039 issued and outstanding units of limited partnership interest in the Delaware Partnership (or approximately 77.89% of the number of units outstanding). 21,380 units of limited partnership interest in the Delaware Partnership owned by AIMCO IPLP are subject to a voting restriction, which requires such units to be voted in proportion to the votes cast with respect to units of limited partnership interest in the Delaware Partnership not subject to this restriction.

     Immediately following consummation of the First Merger, on February 11, 2011, AIMCO Properties and its affiliates took action by written consent to approve the Merger Agreement and the transactions contemplated thereby, including the Second Merger. AIMCO Properties and its affiliates (other than AIMCO IPLP) voted all of their units of limited partnership interest in the Delaware Partnership not subject to the voting restriction described above (16,039 units of limited partnership interest in the Delaware Partnership, or approximately 33.39% of the number of units outstanding) in favor of the Merger Agreement and the transactions contemplated thereby, including the Second Merger. In accordance with the voting restrictions, AIMCO IPLP voted 12,862 units of limited partnership interest in favor of the Merger Agreement and the transactions contemplated thereby, including the Second Merger. As a result, the Merger Agreement and the transactions contemplated thereby, including the Second Merger, were approved by a total of 28,901 units of limited partnership interest in the Delaware Partnership, or approximately 60.16% of the number of units outstanding.
     In the Second Merger, each unit of limited partnership interest in the Delaware Partnership outstanding immediately prior to the consummation of the Second Merger and held by limited partners (other than units of limited partnership interest as to which appraisal rights are elected) was converted into the right to receive, at the election of the limited partner, either (i) $57.24 in cash (the “Cash Consideration”) or (ii) 2.29 partnership common units (“OP Units”) of AIMCO Properties. However, limited partners who are residents of the State of California are only entitled to the Cash Consideration for each unit of limited partnership interest in the Delaware Partnership. Those limited partners who do not make an election will be deemed to have elected to receive the Cash Consideration.
     AIMCO Properties’ interest in the Merger Subsidiary was converted into 1,000 units of limited partnership interest in the Delaware Partnership, and AIMCO Properties became the sole limited partner of the Delaware Partnership. Each general partnership interest in the Delaware Partnership outstanding immediately prior to the consummation of the Second Merger remained outstanding and unchanged after the Second Merger.
     Upon completion of the Second Merger (i) the Certificate of Limited Partnership became the certificate of limited partnership of the surviving entity, and (ii) the Partnership Agreement remained unchanged and became the partnership agreement of the surviving entity.
Item 5. Interest in Securities of the Issuer
     Item 5 is hereby amended and restated in its entirety as follows:
     (a)-(b) The information in lines 7 through 11 and 13 of each Reporting Person’s cover page is incorporated herein by reference.
Item 7. Material to Be Filed as Exhibits
     The following is filed herewith as Exhibits to this Statement:

Exhibit 7.1	Agreement of Joint Filing, dated February 11, 2011

Exhibit 7.2	First Amendment to the Partnership Agreement of National Property Investors III, dated as of February 11, 2011 (incorporated by reference to Exhibit 3.1 to National Property Investors III, LP’s Current Report on Form 8-K, dated February 11, 2011).

Exhibit 7.3	Certificate of Limited Partnership of National Property Investors III, LP, dated as of October 8, 2010 (incorporated by reference to Exhibit 3.2 to National Property Investors III, LP’s Current Report on Form 8-K, dated February 11, 2011).

Exhibit 7.4	Second Amendment to the Partnership Agreement of National Property Investors III, dated as of February 11, 2011 (incorporated by reference to Exhibit 3.3 to National Property Investors III, LP’s Current Report on Form 8-K, dated February 11, 2011).

Exhibit 7.5	Agreement and Plan of Merger, dated February 11, 2011 (incorporated by reference to Exhibit 10.1 to National Property Investors III, LP’s Current Report on Form 8-K, dated February 11, 2011).

SIGNATURE
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: February 11, 2011

AIMCO PROPERTIES, L.P.
By:	AIMCO-GP, INC.
(General Partner)

AIMCO-GP, INC. APARTMENT INVESTMENT AND MANAGEMENT COMPANY AIMCO IPLP, L.P.
By:	AIMCO/IPT INC.
(General Partner)

AIMCO/IPT INC.
By:	/s/ Derek S. McCandless
	Name:	Derek McCandless
	Title:	Senior Vice President and Assistant General Counsel